UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SV Tool Corporation d/b/a Altwork

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   California

   Date of Organization:

   December 20, 2010

Physical Address of Issuer:

400 Breezewood Drive, Geyserville, CA 95441

Website of Issuer:

www.altwork.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Nominee Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00 per share (the "**PP3 Stock Price**")

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:
April 21, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,524,330	$830,938
Cash & Cash Equivalents	$889,841	$240,402
Accounts Receivable	$48,173	$43,285
Accounts Payable	$407,242	$840,548
Short-term Debt & Other Current Liabilities	$294,290	$386,571
Long-Term Debt	$6,270,260	$4,814,525
Revenues/Sales	$2,934,527	$2,563,100
Costs of Goods Sold	$1,471,325	$1,784,635
Taxes Paid	--	--
Net Income	($198,134)	($943,697)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 1, 2022

SV Tool Corporation d/b/a Altwork



Up to $1,070,000 of Nominee Crowd Safe (Simple Agreement for Future Equity)

SV Tool Corporation d/b/a Altwork ("**Altwork**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Nominee Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by April 21, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities.*" In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

    (1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTJUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.altwork.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/altwork

The date of this Form C is March 1, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Altwork is an ergonomic workstation designer and manufacturer, incorporated in California as a corporation. There have been no reorganizations, re-domestications, restructurings or name changes since.

The Company is located at:

400 Breezewood Dr
Geyserville CA 95441

The Company's website is www.altwork.com.

The Company conducts business in the State of California, and sells products and services through the internet, throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/altwork (the "**Deal Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	2,148,800
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,737,596
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100
Maximum Individual Purchase Amount	$107,000
Offering Deadline	4/14/2022
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected by issues of procuring proper supplies, shipping times, and increased delays in production.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business primarily generates revenue through sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations. In particular, we are dependent on Che Voight, our Chief Executive Officer, John Speicher, our Chief Technology Officer, Kelly Graves, our Consulting CFO and Scott Becker, our Director. The loss of Che Voigt, John Speicher, Kelly Graves, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after twenty one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering.

This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on up to seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Nominee Crowd SAFE (Simple Agreement for Future Equity), investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Nominee Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Nominee Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Nominee Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Nominee Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Nominee Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into PP3 Stock (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company elects to convert the Securities into PP3 Stock. The Company is under no obligation to convert the Securities into PP3 Stock. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Nominee Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into PP3 Stock.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into PP3 Stock. Upon such conversion, the party holding the PP3 Stock on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their shares at the direction of the Company's Chief Executive Officer. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into PP3 Stock with the same rights, preferences, protections, and other benefits or privileges provided to other holders of PP3 Stock of the Company, subject to each Investor's execution of the Nominee Rider and Waiver included in the Nominee Crowd Safe

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Nominee Crowd Safe, which is attached hereto as Exhibit C.

The shares of PP3 Stock from which the Securities may be converted into do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. Our existing PP3 Stock, Preferred Stock and any future series of Preferred Stock that we issue or any debt securities that we issue in the future have or will have a liquidation preference and if there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, prior earnings, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The conversion price of the Securities is \$1.9314 and is not subject to adjustment.

Upon any conversion of the Securities, including in connection with any equity financing, liquidity event or dissolution event, as defined in and in accordance with the Securities, the purchase amount of the Securities will convert at \$1.9314, irrespective of the valuation or capitalization of the Company. The Securities provide no valuation cap or discount, nor provide any other downside protection to the Investors, including in the event any equity financing, liquidity event or dissolution event would result in a lower conversion price. Lastly, the Company may issue additional securities prior to any equity financing, liquidity event or dissolution event which, although reducing the price per share of the capital stock of the Company, will not result in any adjustment to the conversion price of the Securities.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders have been paid in full. Neither holders of the Securities nor holders of PP3 Stock can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

At Altwork, we create products that deliver the very best way to work with a computer. We put the wellbeing of our bodies first to maximize productivity. Altwork Stations are designed for professionals who work long hours on a computer and we are especially popular with those who used to work in a corporate office. The Altwork Station is a holistic home office solution combining the best features of an ergonomic chair, ergonomic desk and standing workstation. We have sit, stand and zero gravity recline options integrating your keyboard, laptop and monitor. Our work stations and accessories allow our customers to better focus and work comfortably, especially for people with neck or back injuries. Recognizing the huge shift toward teleconferencing, Altwork also developed a video conferencing system to allow people to have a better connection through the screen. It provides better lighting and allows professionals to maintain eye contact while looking at other participants on the call. This eye-to-eye connection better simulates the experience of actually sitting across from each other.

Business Plan

At Altwork, we create products that deliver the very best way to work with a computer and put the wellbeing of our bodies first while also maximizing productivity. Altwork Stations are designed for professionals who work long hours on a computer. More and more of world economy is being created at the screen.

With the dramatic shift for digital workers to hybrid / remote work, demand for office furniture is expected to grow rapidly. This will be driven by the reconfiguring of corporate offices to match the change. More importantly for Altwork, home and local small satellite offices are expected to receive dramatic investment. What was an office for occasional work will become the office where the focused work is done.

Altwork is expanding its product line to meet the evolving needs of these important professionals. In 2022 Altwork is launching its TruVue video conferencing station. This product works great as an accessory to the Altwork Stations but it also can be used by customers who still use a traditional desk. This product expansion allows new customers to experience the quality and thoughtfulness of Altwork's products, at a lower entry price. We expect to add additional accessory products to increase the joy Altwork customers get from their existing Altwork Stations. Further, we expect to add new products at lower and higher price points to expand our customer base.

A headwind for customers wanting to purchase Stations has been the limited demo facilities Altwork has had. In 2021, successfully tested a remote showroom model. We set up a demo workstation in a closed door office at a coworking location along with cameras and video conferencing. This allows customers to get a full demo with an Altwork live salesperson in a remote location. Originally this was done to limit exposure in the pandemic, however, both customers and Altwork love the convenience of this solution. Altwork will be expanding these sites in the US in 2022 and potentially internationally later.

The Company's Products and/or Services

Product / Service	Description	Current Market
Altwork Signature Station	Integrated work station allowing electrically driven stand-up to full recline.	Professionals aged 30-60
Altwork Flex Station	Integrated lower cost work station allowing stand up to full recline through electrical and mechanical adjustment.	Professionals aged 30-60
Monitor Mounts	Five different monitor mount options including a laptop mount and triple monitor mount.	Professionals aged 30-60
Side Table	Three shelf rolling side table styled to match the work station.	Professionals aged 30-60

Video Conference System	lighting and camera mount for use on the Altwork Stations and with all standard computer-monitor-laptop setups.	Professionals aged 30-60
Phone Mount	Altwork branded, magnetized phone mount accessory.	Professionals aged 30-60
Notebook	Altwork branded, magnetized notebook.	Professionals aged 30-60

Competition

Altwork serves the ergonomic furniture market. While there are many desk and chair manufactures, there is no direct competitor offering something substantially similar to Altwork's fully integrated standing to full recline workstations. The largest companies are the high-quality office furniture companies like HermanMiller, Steelcase and Haworth. These companies sell billions of dollars of tables and chairs to homes and offices every year. These companies primarily sell through their dealer networks and have had varying degree of success trying to maintain a dealer and establish a DTC model. There are two other smaller categories in which customers generally compare Altwork. First, the highly stylized "scorpion" gaming chairs. Second, there are some small specialized ergonomic furniture companies that sell things that include a lay-down feature.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging, and delivery costs are also important differentiating factors.

Customer Base

Altwork's customers are primarily professionals who work in front of a screen. Our customers tend to range in age from 30-60. Our customers range from self-made billionaires to people on disability. The majority of our customers are in the U.S., but we have customers all over the world.

Supply Chain

Altwork's products are primarily produced in partner factories outside of the United States. Altwork developed the manufacturing expertise internally prior to developing the outside factories. These factories are not owned by Altwork. They have been in continuous operation for many years and Altwork maintains positive relationships with the largest customers of the factories. It retains all intellectual property, manufacturing and design documentation. It has maintained a positive relationship with its various factories for many years. Additional factories could be established in any part of the world with a favorable balance of talent, costs and shipping infrastructure. Shipments to the USA are typically done via ocean freight to a third party logistics warehouse. International shipments can be either shipped directly from the factories or from our 3PL in the US depending on current shipping costs.

Altwork uses a third party logistics warehouse and fulfillment center in California. Remote showrooms are supplied from international co-working businesses. The company also uses outside accounting, legal and general administrative support services.

Intellectual Property

Patents

Title	Application	Patent / Publication	Inventor/Assignee/ Applicant	Status
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	14/216,426 Filed 3/17/2014	8,939,500 Issued 1/27/2015	Inventors: Che Voigt & John Speicher Assignee: SV Tool Corp.	Issued Patent
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	PCT/US14/ 30246 Filed 3/17/2014	WO2014/145475 Published 9/18/2014	Inventors: Che Voigt & John Speicher Applicant: SV Tool Corp.	Completed
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	14763288.9 Filed 3/17/2014	EP2967211 Published 9/18/2014	Inventors: Che Voigt & John Speicher Applicant: SV Tool Corp.	Pending
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	2016-503360 Filed 3/17/2014	6478972 Issued 2/15/2019	Inventors: Che Voigt & John Speicher Applicant: SV Tool Corp.	Issued Patent
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	14/605,797 Filed 1/26/2015	9,433,288 Issued 9/6/2016	Inventors: Che Voigt & John Speicher Assignee: SV Tool Corp.	Issued Patent
ERGONOMIC PRODUCTIVITY WORKSTATION HAVING COORDINATED AND HARMONIZED MOVEMENT OF HEAD REST, BACKREST …	15/257,556 Filed 9/6/2016	9,955,785 Issued 5/1/2018	Inventors: Che Voigt & John Speicher Assignee: SV Tool Corp.	Issued Patent

Title	Application	Patent / Publication	Inventor/Assignee/ Applicant	Status
ERGONOMIC CHAIR	29/540,009	D789,105	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Issued Design Patent
	Filed 9/18/2015	Issued 6/13/2017	Assignee: SV Tool Corp.	
MOUNTING DEVICES, ERGONOMIC SEATS	3032267	003032267-0001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg. Design
	Filed 3/17/2016	Registered in the European Union on 3/17/2016	Applicant: SV Tool Corp.	
MOUNTING DEVICES, ERGONOMIC SEATS	1449375	001449375-0001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg. Design
	Filed 3/17/2016	Registered in the European Union, on 3/17/2016	Applicant: SV Tool Corp.	
MOUNTING DEVICES, ERGONOMIC SEATS	1449383	001449383-0001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg. Design
	Filed 3/17/2016	Registered in the European Union, on 3/17/2016	Applicant: SV Tool Corp.	
CHAIR WITH MONITOR AND MOUNTING SUPPORT ARM	2016-006092	1569829	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg. Design
	Filed 3/18/2016	Registered in Japan on 1/20/2017	Applicant: SV Tool Corp.	
MOUNTING DEVICES, ERGONOMIC SEATS	90030322671	9003032267 0001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg, Design
	Filed 3/17/2016	Registered in the United Kingdom, on 3/17/2016	Applicant: SV Tool Corp.	

Title	Application	Patent / Publication	Inventor/Assignee/ Applicant	Status
MOUNTING DEVICES, ERGONOMIC SEATS	90014493750001	90014493750001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg, Design
	Filed 3/17/2016	Registered with the United Kingdom, on 3/17/2016.	Applicant: SV Tool Corp.	
MOUNTING DEVICES, ERGONOMIC SEATS	90014493830001	90014493830001	Inventors: Voigt, Speicher, Hwang, Mocarski, & Pagel	Reg, Design
	Filed 3/1/2016	Registered in the United Kingdom, on 3/17/2016.	Applicant: SV Tool Corp.	
AUTO-ADJUSTING HEADREST FOR AN ERGONOMIC CHAIR	15/268,451	10,299,601	Inventors: John Speicher, Che Voigt	Issued Patent
	Filed 9/16/2016	Issued 5/28/2019	Assignee: SV Tool Corp.	
AUTO-ADJUSTING HEADREST FOR AN ERGONOMIC CHAIR	PCT/US16/ 52327	WO2017/49223	Inventors: Che Voigt & John Speicher	Completed
	Filed 9/16/2016	Published 3/23/2017	Applicant: SV Tool Corp.	
LIGHT BAR FOR VIDEO CONFERENCING	63/263,272 (Not available for public viewing)		Inventors: Voigt, Vallotton, & Speicher	Pending
	Filed 10/29/2021		Assignee: SV Tool Corp.	

Trademarks

Mark	Application	Registration	Owner	Status
ALTWORK	Filed 5/04/2016	87024475	SV Tool Corporation	Issued
		Issued 2/21/2017		
ALTWORK TRUVUE	97/105,281 Filed 11/02/2021		SV Tool Corporation	Pending

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Sales & Marketing	60%	$15,000	60%	$642,000
Remote Showroom Development	30%	$7,500	15%	$160,500
Development of Videoconferencing Product	0%	0	10%	$107,000
Other	4%	$1000	9%	$450,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below is a detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Sales and Marketing: This will include adding new employees to our internal staff and additional investments in third party vendors to build awareness of our products. We will be experimenting with additional platforms and events.

Remote Showroom Development: In 2021 Altwork tested a scalable showroom model in multiple locations in the USA. The company will refine, iterate and expand this model.

Development of Videoconferencing Product: The Altwork TruVue is showing promise in early orders. The Company will refine the product features and costs. Further, additional refinement is expected in the packaging and instructions for the product.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Scott Becker	Director	Board Member, Altwork (2016 to Present) Founder and CEO, Tela Innovations (2005 to Present)	University of Illinois, BS in Electrical Engineering, 1982, MS - Electrical Engineering - Santa Clara University, 1990

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Che Voigt	Chief Executive Officer	Founder and CEO, Altwork 2010-Present Primarily responsible for strategy and execution of the Company's operations.	California Polytechnic State University, San Luis Obispo, BS in Mechanical Engineering, 1996 Stanford University Graduate School of Business, Executive Education, 2006
John Speicher	Chief Technology Officer	Founder & CTO, 2010-Present Primarily for Company's technology and technical intellectual property portfolio. Also directs customer feedback to for product improvements.	Purdue University, BS, Mechanical Engineering, 1975, MS Mechanical Engineering, 1977

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kelly Graves	Consulting CFO	CEO, VinWizard May 2021-Present Consulting CFO, Altwork Feb. 2019-Present Senior Advisor, Redaptive, Inc. Apr. -2018 – Present CFO, Maier Vineyard Management Nov. 2018 – Present Founder, JFR Operators Jan. 2019 Present Responsible for cash flow management, business forecasting, accounting, banking, and other general administrative duties	Sonoma State University, MBA, 2010 University of California, Davis, MS, Viticulture and Enology, 2007 BS, Viticulture & Enology, 2006

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five (5) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 22,000,000 shares of common stock, 6,943,088 shares of which are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"), 1,885,698 shares of Series Seed Stock (the "**Series Seed Stock**"), all of which have been issued or reserved, par value $0.0001 per share, and 2,148,800 shares of Series A Preferred Stock, all of which have been issued and are outstanding, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,943,088 shares of Common Stock, 1,885,698 shares of Series Seed Stock, and 2,148,800 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,943,088
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security	53.66%

Type	Series Seed Stock
Amount Outstanding	1,885,698
Par Value Per Share	$0.0001
Voting Rights	The number of votes equal to the number of shares of Common Stock into which shares of Seed Stock may be converted.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security	14.57%

Type	Series A Preferred Stock
Amount Outstanding	2,148,800
Par Value Per Share	$0.0001
Voting Rights	The number of votes equal to the number of shares of Common Stock into which shares of Series A Preferred Stock could then be converted.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security	16.61%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Creditor	Che Voigt
Amount Outstanding	$1,040,052
Interest Rate	0.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	No set maturity date
Date Entered Into	December 31, 2016

Type	Loan
Creditor	John Speicher
Amount Outstanding	$1,040,052
Interest Rate	0.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	No set maturity date
Date Entered Into	December 31, 2016

Type	Second Series Convertible Notes
Creditor	Multiple
Principal Amount Outstanding	$850,000
Interest Rate and Amortization Schedule	7.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	December 31, 2020
Date Entered Into	November 1, 2019

Type	Promissory Note
Creditor	Che Voigt
Amount Outstanding	$105,661
Interest Rate and Amortization Schedule	1.86%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 25, 2023
Date Entered Into	September 25, 2014

Type	First Series Convertible Notes
Creditor	Multiple
Principal Amount Outstanding	$1,775,000
Interest Rate and Amortization Schedule	7.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	December 31, 2020
Date Entered Into	August 24, 2017

Type	Promissory Note
Creditor	John Speicher
Amount Outstanding	$231,821
Interest Rate and Amortization Schedule	1.86%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 25, 2023
Date Entered Into	September 25, 2014

Type	Secured Promissory Notes
Creditor	Multiple
Amount Outstanding	$938,972.77
Interest Rate and Amortization Schedule	14.0%
Description of Collateral	All assets
Other Material Terms	N/A
Maturity Date	October 15, 2030
Date Entered Into	November 15, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Speicher	3,000,000 Common	27.33%
Che Voigt	3,000,000 Common	27.33%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

SV Tool Corporation d/b/a Altwork (the "**Company**") was incorporated on December 20, 2010 under the laws of the State of California and is headquartered in La Rosa, California. There have been no reorganizations, redomestications, restructurings or name changes since.

Cash and Cash Equivalents

As of February 25, 2022, the Company had an aggregate of $387,635 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*," which is an indispensable element of our business strategy.

Other than as set forth herein, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company is valued by Republic at a pre-money valuation of $25,000,000; the securities are priced based on the valuation and a combination of other factors, including financials, projections, previous rounds of financing, and sales to date.

Material Changes and Other Information

The Company has undergone no material changes.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes (Second Series)	$850,000	--	General corporate purposes	November 1, 2019	Reg D, Rule 506(b)
Secured Promissory Notes	$1,000,000	--	General corporate purposes	November 15, 2020	Reg D, Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Type	Loan
Creditor	Che Voigt
Amount Outstanding	$1,040,052
Interest Rate and Amortization Schedule	0.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	No set maturity date

Date Entered Into	December 31, 2016

Type	Loan
Creditor	John Speicher
Amount Outstanding	$1,040,052
Interest Rate and Amortization Schedule	0.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	No set maturity date
Date Entered Into	December 31, 2016

Type	Promissory Note
Creditor	John Speicher
Amount Outstanding	$231,821
Interest Rate and Amortization Schedule	1.86%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 25, 2023
Date Entered Into	September 25, 2014

Type	Promissory Note
Creditor	Che Voigt
Amount Outstanding	$105,661
Interest Rate and Amortization Schedule	1.86%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 25, 2023
Date Entered Into	September 25, 2014

Rent is paid to a family member for administrative offices, at a rate of $2,042 per month. Amount paid is considered to be within market expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Nominee Crowd Safe (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 21, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**."

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses the Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw up to seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Nominee Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

The Securities are convertible, at the option of the Company, into Private Placement No. 3 Preferred Stock (the "**PP3 Stock**"), of which no fractional shares will be issued. The PP3 Stock, which are securities identical to other PP3 Stock issued by the Company, are Preferred Stock of the Company. PP3 Stock does not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). Except as specified below, the Company has no obligation to convert the Securities into PP3 Stock.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of shares of PP3 Stock equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by the PP3 Stock Price.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of shares of PP3 Stock equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the PP3 Stock Price.

Conversion Upon a Liquidity Event

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock, a Change of Control (as defined below) of the Company, or a **Maturity Event** (as defined below) (any of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), PP3 Stock of the Company equal to the Purchase Amount divided by the PP3 Stock Price.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company with net proceeds to the Company of not less than $15,000,000 (after deduction of underwiting commissions and expenses) pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Maturity Event**" as used above, means: the earlier of (i) the eighteen (18) month anniversary of the final close and the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C (inclusive of all subsequent amendments or modifications thereto) filed with the Securities and

Exchange Commission or (ii) the Company's election, in its sole discretion, to accelerate and declare a Maturity Event before such time.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), a number of shares of PP3 Stock equal to the Purchase Amount divided by the PP3 Stock Price. Shares of PP3 Stock granted in connection therewith shall have the same liquidation rights and preferences as the other shares of PP3 Stock issued by the Company.

If the Company's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such PP3 Stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Liquidation Preference

Upon a liquidation event, holders of PP3 Stock will be entitled to receive, prior to any distribution to any holders of shares of Series A Preferred Stock, Seed Stock, or Common Stock, one times the Original Issue Price of each share of PP3 Stock (the "**PP3 Liquidation Preference**"). Subject to payment of the PP3 Liquidation Preference, the holders of Series A Preferred Stock shall be entitled to receive, prior to any distribution to any holders of shares of Seed Stock or Common Stock, an amount per share equal to $1.0641 per share (the "**Series A Liquidation Preference**"). Subject to payment of the PP3 Liquidation Preference and the Series A Liquidation Preference, the holders of shares of Seed Stock shall be entitled to receive, prior to any distribution to any holders of shares of Common Stock, an amount per share equal to $0.4375 per share (the "**Seed Stock Liquidation Preference**"). Subject to payment in full of the PP3 Liquidation Preference, the Series A Liquidation Preference, and the Seed Stock Liquidation Preference, the balance available for distribution shall be distributed to the holders of the Common Stock.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as other holders of PP3 Stock upon a Dissolution Event and (iii) all holders of PP3 Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the PP3 Stock to the Investor pursuant to the conversion provisions of the Nominee Crowd Safe agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon their conversion will allow Investors to vote on Company matters. In addition, to facilitate the Nominee Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

Anti-Dilution Rights

The Securities (and the securities issuable upon their conversion) do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Che Voigt
331C9CD0A48C448...
(Signature)

Che Voigt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Che Voigt
331C9CD0A48C448...
(Signature)

Che Voigt
(Name)

Chief Executive Officer and Director
(Title)

February 28, 2022
(Date)

DocuSigned by:
Kelly Graves
BFB7CEA0042148F...
(Signature)

Kelly Graves
(Name)

Chief Financial Officer
(Title)

February 28, 2022
(Date)

DocuSigned by:
John Speicher
B44C6F9409F742A...

(Signature)

John Speicher

(Name)

Secretary and Director

(Title)

February 28, 2022

(Date)

DocuSigned by:
3C6D228EBC404DE...

(Signature)

Scott Becker

(Name)

Director

(Title)

February 28, 2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A

Financial Statements

SV TOOL CORPORATION DBA ALTWORK

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SV Tool Corporation DBA Altwork
Santa Rosa, California

We have reviewed the accompanying financial statements of SV Tool Corporation DBA Altwork (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 30, 2021

SV Tool Corporation DBA Altwork
Balance Sheet
(Unaudited)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 939,841	$ 290,402
Acccount receivables, net	48,173	43,285
Inventories	375,173	346,426
Prepaids and other current assets	50,000	55,833
Total current assets	**1,413,186**	**735,946**
Property and equipment, net	58,019	37,069
Intangible assets	103,124	107,924
Total assets	**$ 1,574,330**	**$ 880,938**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 407,242	$ 840,548
Credit Card	42,701	41,259
Current portion of loans and notes	134,709	37,758
Forward financing	34,855	-
Other current liabilities	82,026	307,554
Total current liabilities	**701,532**	**1,227,119**
Promissory Notes and Loans	1,198,039	311,724
Convertible Notes	2,625,000	2,225,000
Convertible Note Accrued Interest	367,116	197,697
Shareholder loan	2,080,105	2,080,105
Total liabilities	**6,971,792**	**6,041,644**
STOCKHOLDERS EQUITY		
Common Stock	691	647
Series Seed Stock	189	189
Series A Preferred Stock	215	215
Additional Paid In Capital	3,217,232	3,197,124
Retained earnings/(Accumulated Deficit)	(8,615,788)	(8,358,880)
Total stockholders' equity	**(5,397,462)**	**(5,160,706)**
Total liabilities and stockholders' equity	**$ 1,574,330**	**$ 880,938**

See accompanying notes to financial statements.

SV Tool Corporation DBA Altwork
Statements of Operations
(Unaudited)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	2,934,527	$	2,563,100
Cost of goods sold		1,471,325		1,784,635
Gross profit		1,463,201		778,466
Operating expenses				
General and administrative		877,740		1,188,938
Sales and marketing		654,005		370,803
Total operating expenses		1,531,745		1,559,741
Operating income/(loss)		(68,544)		(781,275)
Interest expense		180,364		199,860
Other Loss/(Income)		8,000		(226,889)
Income/(Loss) before provision for income taxes		(256,908)		(754,246)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(256,908)**	**$**	**(754,246)**

See accompanying notes to financial statements.

SV Tool Corporation DBA Altwork
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Series Seed Stock Shares	Series Seed Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	6,468,150	**$ 647**	1,885,698	**$ 189**	2,148,800	**$ 215**	**$ 3,184,228**	**$ (7,604,634)**	**$ (4,419,356)**
Share-Based Compensation							12,896		12,896
Net income/(loss)								(754,246)	(754,246)
Balance—December 31, 2019	6,468,150	647	1,885,698	189	2,148,800	215	3,197,124	$ (8,358,880)	**$ (5,160,706)**
Issuance of restricted shares	444,938	44	-	-	-	-	12,061		12,106
Share-Based Compensation							4,382		4,382
Capital contribution							3,664		3,664
Net income/(loss)								(256,908)	(256,908)
Balance—December 31, 2020	**6,913,088**	**$ 691**	**1,885,698**	**$ 189**	**2,148,800**	**$ 215**	**$ 3,217,232**	**$ (8,615,788)**	**$ (5,397,462)**

See accompanying notes to financial statements.

SV TOOL CORPORATION DBA ALTWORK
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(256,909)	$	(754,246)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		16,035		28,049
Amortization of intangibles		10,544		14,569
Share-based compensation		16,488		12,896
Changes in operating assets and liabilities:				
Account receivables, net		(4,888)		(13,047)
Inventory		(28,747)		32,446
Prepaid expenses		5,833		137,091
Account payables		(433,305)		484,995
Deferred revenue		-		(442,500)
Credit Cards		1,441		33,258
Convertible Note Accrued Interest		169,419		197,697
Other current liabilities		(225,528)		(687,875)
Net cash provided/(used) by operating activities		**(729,616)**		**(956,668)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(36,985)		33,382
Purchases of intangible assets		(5,744)		(10,811)
Net cash provided/(used) in investing activities		**(42,729)**		**22,571**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		3,664		
Forward financing		34,855		-
Borrowing on Promissory Notes and Loans		983,266		-
Repayment of Promissory Notes and Loans				(250,939)
Borrowing on Convertible Notes		400,000		784,323
Net cash provided/(used) by financing activities		**1,421,785**		**533,384**
Change in cash		649,439		(400,714)
Cash—beginning of year		290,402		691,115
Cash—end of year	**$**	**939,841**	**$**	**290,402**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	180,364	$	199,860
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SV Tool Corporation DBA Altwork was incorporated on December 20, 2010 in the state of California. The financial statements of SV Tool Corporation DBA Altwork (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa, California.

SV TOOL CORPORATION dba ALTWORK design and sells aerospace influenced ergonomic work station. Designs are completely owned and controlled by SV Tool. We have a contract manufacturer in China which manufactures our product and ships them to our warehouse in California from which orders are fulfilled.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $639,841 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and spare parts which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Tooling	5-7 years
Vehicles	5-7 years
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Income Taxes

SV Took Corporation DBA Altwork is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of aerospace influenced by ergonomic work station use to the final customers.

Cost of sales

Costs of goods sold include the cost of finished goods sold, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $654,005 and $370,803, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	330,752	337,451
Parts	44,420	8,974
Total Inventories	$ 375,173	$ 346,426

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid services	50,000	55,833
Prepaids and other current assets	$ 50,000	$ 55,833

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Deposit payable	59,560	294,060
Accrued payable		7,132
Payroll payable	17,763	3,434
Tax Payable	3,940	2,928
Other current liabilities	763	-
Total Other Current Liabilities	$ 82,026	$ 307,554

5.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 4,202	$ 4,202
Tooling	556,170	553,755
Vehicles	34,314	34,314
Equipment	63,559	28,989
Property and Equipment, at Cost	658,244	621,259
Accumulated depreciation	(600,225)	(584,190)
Property and Equipment, Net	$ 58,019	$ 37,069

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $16,035 and $195,576, respectively.

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patent	$ 131,542	$ 128,752
Software	44,320	41,366
Intangible assets, at cost	175,862	170,118
Accumulated amortization	(72,738)	(62,194)
Intangible assets, Net	$ 103,124	$ 107,924

Amortization expense for patents and software for the fiscal year ended December 31, 2020 and 2019 was in the amount of $10,544 and $14,569, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (10,544)
2022	(10,544)
2023	(10,544)
2024	(10,544)
Thereafter	(60,948)
Total	**$ (103,124)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Preferred Stock- Series Seed

The Company is authorized to issue 1,885,698 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 1,885,698 shares have been issued and are outstanding.

Preferred Stock- Series A

The Company is authorized to issue 2,255,445 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 2,148,800 of preferred shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,721,238 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	540,500	$ 0.07	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	540,500	$ 0.07	5.52
Exercisable Options at December 31, 2019	540,500	$ 0.07	5.52
Granted	160,000	$ -	
Execised	13,438	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	687,062	$ 0.07	4.78
Exercisable Options at December 31, 2020	687,062	$ 0.07	4.78

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $4,382 and $12,896, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	468,150	$ 0.07	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2019	468,150	$ 0.07	7.42
Granted	180,000	$ 0.07	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2020	648,150	$ 0.07	6.42

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2020 was $12,061.

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - RON RANKIN	$ 500,000	14.00%	11/15/2020	10/15/2030	$ 5,816	$ 5,816	$ 49,852	$ 448,668	$ 498,520					
Promissory Note - GREG PUTNAM	$ 100,000	14.00%	11/15/2020	10/15/2030	$ 1,159	$ 1,159	$ 9,935	$ 89,418	$ 99,354					
Promissory Note - DAVID HEHMAN	$ 50,000	14.00%	11/15/2020	10/15/2030	$ 6,952	$ 6,952	$ 4,966	$ 44,692	$ 49,657					
Promissory Note - DENNY VAN NESS	$ 50,000	14.00%	11/15/2020	10/15/2030	$ 6,955	$ 6,955	$ 4,968	$ 44,709	$ 49,677					
Promissory Note - FORREST JINKS	$ 25,000	14.00%	11/15/2020	10/15/2030	$ 3,476	$ 3,476	$ 2,483	$ 22,346	$ 24,829					
Promissory Note - MICHAEL ADLER	$ 50,000	14.00%	11/15/2020	10/15/2030	$ 6,875	$ 6,875	$ 4,911	$ 44,197	$ 49,108					
Promissory Note - STEVE QUIGGLE	$ 100,000	14.00%	11/15/2020	10/15/2030	$ 13,935	$ 13,935	$ 9,953	$ 89,580	$ 99,533					
Promissory Note - TOM DAVENPORT	$ 25,000	14.00%	11/15/2020	10/15/2030	$ 3,478	$ 3,478	$ 2,484	$ 22,360	$ 24,845					
Promissory Note - JOHN MEAGHER	$ 100,000	14.00%	11/15/2020	10/15/2030	$ 13,964	$ 13,964	$ 9,974	$ 89,768	$ 99,743					
Promissory Note Che Voigt	$ 222,500	1.86%	9/25/2014	9/25/2023	$ 1,965	$ 1,965	$ 12,000	$ 93,661	$ 105,661	$ 2,188	$ 2,188	$ 12,000	$ 105,661	$ 117,661
Promissory Note - John Speicher	$ 222,500	1.86%	9/25/2014	9/25/2023	$ 4,312	$ 4,312	$ 23,182	$ 208,639	$ 231,821	$ 4,312	$ 4,312	$ 25,758	$ 206,063	$ 231,821
Total					$ 23,719	$ 23,719	$ 134,709	$ 1,198,039	$ 1,332,747	$ 6,500	$ 6,500	$ 37,758	$ 311,724	$ 349,482

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 134,709
2022	119,804
2023	119,804
2024	119,804
2025	119,804
Thereafter	718,823
Total	**$ 1,332,747**

Forward Financing

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital Inc in the amount of $231,000. The lender provides the company with the advance amount in exchange for sale of receivables to the lender of $210,000 and has remittance rate of 11%. As of December 31, 2020, the outstanding balance of this kind of financing is in the amount of $34,855, and entire amount is classified as the current portion.

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020			For the Year Ended December 2019		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Che Voigt	$1,040,052	0.00%	Fiscal Year 20:	No set maturity	$1,040,052		$1,040,052	$1,040,052		$1,040,052
John Speicher	$1,040,052	0.00%	Fiscal Year 20:	No set maturity	1,040,052		1,040,052	1,040,052		1,040,052
Total					$2,080,105	$ -	$2,080,105	$2,080,105	$ -	$2,080,105

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. There is no stated due date for loan repayment there is no expectation for the company to make payments towards the loan within the foreseeable future. Since the loan does not pose a cash flow risk to the business, the loan was classified as non-current.

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Fiscal Year 2020				Fiscal Year 2019			
					Interest Expense	Accrued Interest	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Non-Current Portion	Total Indebtedness
2017 Convertible Notes (various lenders)	$1,775,000	7.00%	Fiscal Year 2017	12.31.2020	124,590	318,318	1,775,000	2,093,318	78,108	193,727	$1,775,000	1,968,727
2019 Convertible Notes (various lenders)	$ 850,000	7.00%	Fiscal year 2019	12.31.2020	44,829	48,799	850,000	898,799	3,970	3,970	$ 450,000	453,970
Total	$2,625,000				$ 169,419	$ 367,116	$ 2,625,000	$ 2,992,116	$ 82,077	$ 197,697	$ 2,225,000	$ 2,422,697

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to eighty percent (80%) of the issue price of such Equity Securities. The Investor shall, on request, execute such documentation at the close of the Qualified Financing as is executed by the other investors in the Qualified Financing, and shall be bound by the terms thereof whether or not the Investor executes it. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (84,087)	$ (5,876)
Valuation Allowance	84,087	5,876
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (344,722)	$ (260,634)
Valuation Allowance	344,722	260,634
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   RELATED PARTY

During the past period, the company received loans from owners and officers, Che Voigt in the amount of $1,040,052 and John Speicher in the amount of $1,040,052. There is no stated due date for loan repayment there is no expectation for the company to make payments towards the loan within the foreseeable future. Since the loan does not pose a cash flow risk to the business, the loan was classified as non-current.

On September 25, 2014, the company issued promissory notes to two of its owners and officers, Che Voigt in the amount of $222,500 and John Speicher in the amount of $222,500. The notes bear an interest rate of 1.86% per annum and has maturity date set on September 25, 2023. As of December 31, 2020, and December 31, 2019, outstanding balance of the note are $337,482 and $349,482.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 30, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Company Name	Altwork

Logo



Headline Welcome the seismic shift to hybrid/remote work with the Tesla of workstations

Slides





Tags

Notable Angel backing, Power Founders, Work & productivity, $5M+ raised, $1M+ revenue, Coming soon, Venture-backed, Startups, B2C, Entrepreneurship

Pitch text

Summary

- Founding team built and exited company where investors made 77% IRR
- $9M+ in lifetime revenue on product with 50-80% profit margin per unit
- Ultra-profitable TAM of WFH professionals needing flexible workstations
- Comprehensive set of accessories adds additional revenue streams
- Multiple patents in the US, EU, and Japan

- Featured in WSJ, People Magazine, Daily Mail, Wired, Mashable, and more

Problem

Mainstream workstations debilitate our minds & bodies

Sitting is the new smoking, and sedentary work increases the risk of both chronic illnesses and premature death—reducing worker wellbeing and productivity, and increasing healthcare spending.

The future of work has changed indefinitely, with 45% of the US workforce working remotely. These professionals are seeking new ways to stay healthy, connected, and productive at home, creating a surge in need for ergonomic solutions that promote movement, wellness, and human connection.


16M+ US adults experience chronic back pain
This costs US employers $225 billion annually in healthcare spending & productivity loss
77% of workers think ergonomics in the workplace is important

Solution

Solving a critical need for ergonomic workspaces

Did you know the average career consists of approximately 80,000 hours spent working?

Well, we spent 80,000 hours engineering and designing an artful, sleek workstation that puts humans where they should be—at the center of their computing experience.

Altwork's Signature Series was designed around you—your comfort, your experience, your productivity. Now you can do world-changing work without breaking your body in the process.



altwork
is reimagining
workstations.

· No more **slouching** at a desk

· No more **breaking** your body

· Just **focus, weightlessness,** and **complete comfort**

Product

Gravity-defying workstation prioritizes movement & connection

Our aerospace-engineered, all-in-one office solution contours to your body with your screen and desk moving seamlessly around you. Magnetic mousepad, monitors, and other accessories stay attached and usable even as the desk moves from standing to sitting to fully reclined.

Long gone are distracting discomforts brought on by hours of sitting or standing. Immersed in a relaxing sensation of weightlessness, your brain can finally do the work it was meant to do.

—

TruVue video conference station
enables real human connection

With TrueVue™, we're redefining the video conference experience and narrowing the gap between our physical and digital selves—for an instant, genuine, in-the-same-room connection.

Altwork TruVue ™



Studio lighting
to look your best






Eye-to-eye connection
while seeing faces

Easily share your
napkin sketch





Naturally share as if you
were across the table

Traction

$9M+ in lifetime revenue with 50-80% margin per unit

Remote professionals are beyond ready for a workstation that prioritizes their comfort and wellbeing. This puts Altwork squarely at the center of a rapidly growing market encompassing an ultra-profitable segment of individuals needing high-end office furniture that empowers comfort.

1200+ Altwork stations in use

$9M+ in Lifetime Revenue

Last company investors made 77% IRR

Multiple patents in the US, EU, and Japan



Customers

For the focus, achievement, & wellness of professionals

Our bodies hurt from years of sitting at our desks, and for many of us, it's hard to stay motivated and focused working from home. In addition to chronic back pain and fatigue from prolonged sitting, it's easy to feel isolated and unwell when even our human interactions take place on our screen.

More so than ever, the world is ready to move beyond obsolete work setups that constrain our creativity and diminish our health. Altwork is a better way to work, and we have the testimonials to prove it.



> “I have had five back surgeries and could not work without the Altwork station.

> I replaced my fully loaded Aeron chair and Herman Miller desk and will not look back. You will not regret this purchase.

> “Worth every penny. It has completely eliminated the swelling in my lower extremities and literal 'pain in the butt'... The magic was almost immediate.

Business Model

A simple, flexible & profitable D2C model

We’re proud to have been called the “Tesla of desks.” Altwork products are seen as so much more than just a table and chairs—our customers are obsessed with how the ergonomic setup empowers them to have a long and healthy career. For some Altworkers, our products are the only way they can work a full day without pain.

Our obsessively customer-focused model is already profitable. We have a proven capacity to sustainably develop, sell, ship, and support our products. We use customer feedback to improve our products and expand our offering to meet their changing needs, further increasing revenue and brand loyalty to Altwork.



1

SIGNIFICANT SHIFT TO HYBRID/ REMOTE:

The way we work is changing & so is our need for work equipment

2

PROVEN DEVELOPMENT/ PRODUCTION AT SUSTAINABLE MARGINS:

Ability to invent, develop, ship & support the tools our customers need

3

MULTIPLE UTILITY & DESIGN PATENTS:

Our extensive IP provides significant barriers to entry for competitors

Market

We're supporting the seismic shift to hybrid work

With pre-pandemic work structures likely to become a relic of the past, hybrid work—spending time both working at the office and from home—is growing for digital workers, and this is just the beginning of a massive shift in how we work.

83% of workers prefer a hybrid/ remote model

Demand for home office furniture expected to **DOUBLE** between 2021 and 2030 at a CAGR of **8.8%**

Companies are providing home office gear allowances (Dropbox gives workers **$7k/year**)



Silicon Valley Business Jou... · 2h ···

"Our research shows clearly that perhaps the office isn't the preferred place for employees anymore," GoodHire writes. "With workers getting a true taste of the flexibility that comes with **remote work**, the floodgates have opened."

bizjournals.com
Employers are delaying their returns. Workers are just fine with



The Perils of Not Offering a Hybrid Model

Firms that don't offer weekly work-from-home days risk losing more than 40% of their employees, according to surveys of more than 10,000 Americans conducted in June and July 2021.

If my employer announced that all employees must fully return to the worksite on August 1, 2021, I would:

57.2% — Comply and return
36.4 — Return but look for a WFH job
6.4 — Quit, even without another job

HBR



SatScript | i Can Do (YO)ur... · 4d ···
The **remote work** argument has already been won by startups dlvr.it/ S6WB9x

♡ 1

Competition

Unique, patented innovation nurtures industry leadership

Other high-tech workstations on the market offer a fraction of the Altwork Station's capabilities at up to triple the price.

But our main competition isn't other high-tech workstations—they don't even compare. No, it's this damaging, all-pervading work ethic: if you ain't hurting, you ain't working. After centuries of believing the measure of success is how much our backs ache, the Altwork level of comfort seems almost illegal.

Alwork Station
Competition Summary



PRODUCT	ALTWORK STATION: Signature Series	ALTWORK STATION: Flex Series	Scorpion-style gaming chairs	Ergonomic solutions + traditional sit/stand solutions	Electric sit/stand desk + ergonomic chair + adjustable monitor arms
Price	$7,950	$4,950	$5,000 - $15,000	$9,995	$1,000 - $10,000+
Monitor – height AND depth adjustable	✓	✓		✓	✓
Automatic headrest motion	✓				
Full leg rest	✓	✓		✓	
Work while standing	✓				✓
Allows for collaboration at the desk	✓	✓			✓
Full recline	✓	✓	25 degrees back	✓	20 degrees back
Seamless motion for the user	✓	✓			
Focus on aesthetic design	✓	✓			✓

Vision

Putting comfort & wellness at the forefront

We believe that better work comes from finding better ways to work. With our line of workstations, we're fulfilling our commitment to provide workers with the freedom and movement necessary to stay healthy, focused, and productive—at a time when the world needs it most.



Investors

$5.6M already raised from angel investors

Investors include transformational VC firms Black Diamond Ventures and North Bay Angels, along with our customers-turned-investors: Chris Larsen, co-founder of blockchain company Ripple and lending marketplace Prosper, and Stefan Thomas, founder and CEO of web monetization tech Coil, and co-creator of open-source payment suite InterLedger.



Chris Larsen

- 5th richest person in the world 2018
- Co-founder of Ripple, Prosper, E-Loan, and OpenCoin
- Altwork customer prior to investment



Stefan Thomas

- Founder & CEO of Coil
- Co-creator of InterLedger
- Altwork customer prior to investment





Founders

Expert team
with multiple exits



Che Voigt | CEO & Founder

- 77% investor IRR for last exit
- 5 years as youngest division president at Fortune 148 company post-acquisition



John Speicher | CTO & Founder

- 40+ yrs of electro-mechanical product development & manufacturing
- CTO with Che at last exit

Team

 Che Voigt — CEO & Co-Founder

 Jeff Ward — Director of Customer Relations

 Lindsay Musco — Marketing Coordinator

 Kelly Graves — CFO

 Matt Vallotton — Director of Engineering & Fulfillment

 Pete Harrison — Performance Marketing Advisor

 Beth Gumm — Strategy Advisor

 Jessica Farron — Brand Advisor

 John Speicher — CTO & Co-Founder

 Jen Howell — Supply Chain and Operations Advisor

 Johnny Helela — Assembly Technician

 Ashley Rider — Fulfillment Coordinator

Perks

$500	$100.00 Altwork Store Credit
$1,000	$200.00 Altwork Store Credit
$2,500	$500.00 Altwork Store Credit
$5,000	$750 in store credit. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$10,000	$2,000.00 Altwork Store Credit. Plus Invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$20,000	Flex Station with delivery in the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$30,000	Signature Station with delivery in the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$50,000	Let us design the Ultimate Home Office Solution for you including a Signature Station with TruVue within the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).

FAQ

What are the restrictions on invitations to the Altwork Annual Product Roadmap Meeting?

The meeting will be under NDA and not open to individuals with ties to competitors of Altwork.

Can I take advantage of my store credit before the campaign closes?

Yes, you can purchase your Station, TruVue and other Altwork accessories prior to the campaign close. Your applicable store credit will be issued as a refund after the close of the campaign.

Why should I invest in this company? What's Altwork's story?

The founding team has worked together for decades. John Speicher was rear-ended on the freeway and his back was badly injured. He was unable to sit in a traditional desk chair for even ten minutes. Because of this he started researching reclining workstations to solve his own painful situation. At this time Che was still engaged with the company that had bought the last company they founded to ensure a successful integration and to maximize the earnout attached to the acquisition. When he had completed that, John reached out and said, "You should see what I've been working on."

Out of John's initial need and Che's lifelong frustration with traditional tables and chairs, the spark of Altwork was born. We deeply believe there is a better way for humans to work with their computers and we believe that better way will result in a better future for all humans. We know that a better future will be designed on a screen—whether that's improving clean energy or finding the cure for cancer, it will be done by small teams of people at a screen, able to focus because they are not distracted by pain and discomfort.

How are you compensating your founding team?

The founding team deeply believes in the mission of Altwork and has been working tirelessly for years at minimal or no salary to establish the products and build a great company.

What's stopping other companies from doing this?

Altwork has built an extensive portfolio of patents and trademarks to protect the work we have done. These are both utility and design patents in the US and significant international markets. Our IP portfolio is a considerable barrier to entry for any of our would-be competitors.

As many people deeply understand: hardware is hard, it is right in the first word. All of the incredible effort the Altwork team made to conceptualize, develop, and manufacture our product line into production at sustainable margins is now a barrier to those that wish to compete.

Who are your competitors, and how exactly do they differ from you?

Our competitors are typically considered the high end office furniture manufactures like Herman Miller Knoll, Steelcase, etc. These companies and others in the "contract grade office furniture" market have historically sold around $25B per year in the US, EU, and Japan. These companies sell the traditional computer-centric work stations where the computer is placed on the desk and the human rolls their chair to it and bends their body to match the position of the machine.

There are two other small categories worth mentioning. The first is the "scorpion style" products that tend to receive a lot of press but don't fit in the style of either a home or an office. They tend to be physically large and very aggressively styled. The second are niche ergonomic solutions for the injury driven user. These tend to be customized and expensive solutions. Altwork is proud that we have been able to help a huge number of people continue to work with their computers or return to work with our work stations. However, we recognize there will always be a small number of people that really need a specialized solution.

What do the next 5 years look like for Altwork?

Altwork expects to grow our base of altworkers (customers) with our current products. We will also be growing the product line to create the ultimate workstation, so customers can focus on their work, achieve their goals, but not sacrifice their bodies in the process. We expect to add new products at different price categories, as well as substantial increases to the accessories for our workstations.

There are 10s of billions of dollars worth of outdated tables and chairs sold as office furniture every year. These are fine for people who only spend a limited amount of time at the computer, or for those who care more about style over function. Altwork will continue to build its product line to take a larger percentage of that business.

How did you come up with your valuation?

Considering the current product line and the new video conferencing system potential in the current market trends, we see significant and lasting growth. Given the massive cultural shift to hybrid/remote work, this is an exceptional period to grow a company focused on making the best tools for people to work with their computers. Further, with the customer acceptance of the remote showroom model in the Q3 test period, we have a path to overcome one of the biggest obstacles to gaining new customers.

Why is Altwork crowdfunding?

We are working to revolutionize the way we work with our computers. We have built a great base of customers, but we want more friends to help envision a better future where we are able to focus better, achieve more, and stay healthy without pain. Raising capital is the next step.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SV Tool Corporation d/b/a Altwork

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about March 1, 2022, SV Tool Corporation d/b/a Altwork, a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

"**Conversion Price**" means $1.9314, based on a fully diluted pre-money valuation of $25,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE (this "**Crowd SAFE**") without converting the Purchase Amount to CF Shadow Series (as defined below); or (2) issue to the Investor a number of shares of the CF Shadow Series class of the Capital Stock, it being understood that upon such issuance of the CF Shadow Series, this Crowd SAFE shall be terminated pursuant to Section 1(d). The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to CF Shadow Series; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will receive from the Company a number of shares of CF Shadow Series equal to the Purchase Amount (or a lesser amount as described below) divided by the Conversion Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will receive from the Company a number of shares of the CF Shadow Series equal to the Purchase Amount divided by the Conversion Price.

Not withstanding Sections 1(b)(i) or 1(b)(ii), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of the CF Shadow Series the Investor would otherwise have received.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Capital Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of CF Shadow Series upon a Dissolution Event and (iii) and all holders of CF Shadow Series.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock, CF Shadow Series and any form of Preferred Stock.

"**CF Shadow Series**" shall mean Private Placement No. 3 Preferred Stock of the Company, a series of Capital Stock that is substantially similar to the existing shares of Capital Stock, except that:

(i) CF Shadow Series shareholders shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company unless the Nominee arrangement referenced to in the Nominee Rider and Waiver, attached hereto as Exhibit A, is terminated; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except (i) annual unaudited financial statements, (ii) a quarterly management report as to the Company's progress, and (iii) any other information or inspection rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or CF Shadow Series or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company with net proceeds to the Company of not less than $15,000,000 (after deduction of underwriting commissions and expenses) pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Event**" means a (i) Change of Control, or (ii) an IPO, or (iii) a Maturity Event (as defined below).

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Event**" shall mean the earlier of (i) the eighteen (18) month anniversary of the final close and the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C (inclusive of all subsequent amendments or modifications thereto) filed with the Securities and Exchange Commission or (ii) the Company's election, in its sole discretion, to accelerate and declare a Maturity Event before such time.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SV TOOL CORPORATION d/b/a ALTWORK

By:
Name:
Title:
Address:
Email:

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Series 2022 Crowd SAFE (the "**Security**") issued by SV TOOL CORPORATION d/b/a ALTWORK (the "**Company**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider (this "**Nominee Rider**") are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of the Company. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Company all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Company with any personally identifiable information in connection with your election to invest in the Securities, the Company and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                        Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, CEO

Date: Date:

COMPANY:

**SV TOOL CORPORATION d/b/a
ALTWORK**

By:

Name:

Date:

EXHIBIT D

Video Transcript

<u>Video Transcript – Altwork</u>

We've come a long way over the past 150 years, developing countless industries and technologies that make our lives easier. We've revolutionized almost every aspect of daily life... with one shocking exception – the workplace.

Most of us still spend our days hunched over tables and chairs like we did in the 1800s.

And it's kind of shocking considering all the studies suggesting that sitting and slouching decreases productivity, inhibits creativity, and is bad for our health.

So why is THIS still the status quo?

It doesn't have to be.

At Altwork, our team of aerospace engineers set out to reimagine the workplace, and succeeded, designing high-tech stations that put humans at the center of the computing experience.

The Altwork Station allows users to sit, stand, or even recline in focus mode. As you move, the screen moves with you. No more slouching over screens.

It's a smarter way to work, increasing focus, productivity, creativity, and comfort.

Don't just take our word for it, check out our reviews. Happy customers and the press agree... this is the future.

While our ergonomic workstations solves an age-old problem, our latest product, tackles a very modern one – human connection across the digital divide.

TruVue is an integrated video conferencing station designed <u>with</u> eye contact in mind.

The adjustable camera mount allows you to look people in the eyes and see their expressions, almost as if you were in the same room as them.

And the customizable light panels ensure you can always be seen in the right light.

At Altwork, our mission is to help digital professionals reach their full potential.

With remote and hybrid here to stay, work has been changed forever. Join us and help make this a change for the better.

EXHIBIT E

Pre-Offering Communications to Investors

Company Name	Altwork

Logo



Headline   Welcome the seismic shift to hybrid/remote work with the Tesla of workstations

Slides	
Tags	Notable Angel backing, Power Founders, Work & productivity, $5M+ raised, $1M+ revenue, Coming soon, Venture-backed, Startups, B2C, Entrepreneurship
Pitch text	## Summary • Founding team built and exited company where investors made 77% IRR • $9M+ in lifetime revenue on product with 50-80% profit margin per unit • Ultra-profitable TAM of WFH professionals needing flexible workstations • Comprehensive set of accessories adds additional revenue streams • Multiple patents in the US, EU, and Japan

- Featured in WSJ, People Magazine, Daily Mail, Wired, Mashable, and more

Problem

Mainstream workstations debilitate our minds & bodies

Sitting is the new smoking, and sedentary work increases the risk of both chronic illnesses and premature death—reducing worker wellbeing and productivity, and increasing healthcare spending.

The future of work has changed indefinitely, with 45% of the US workforce working remotely. These professionals are seeking new ways to stay healthy, connected, and productive at home, creating a surge in need for ergonomic solutions that promote movement, wellness, and human connection.



16M+ US adults experience chronic back pain

This costs US employers **$225** billion annually in healthcare spending & productivity loss

77% of workers think ergonomics in the workplace is important

Solution

Solving a critical need for ergonomic workspaces

Did you know the average career consists of approximately 80,000 hours spent working?

Well, we spent 80,000 hours engineering and designing an artful, sleek workstation that puts humans where they should be—at the center of their computing experience.

Altwork's Signature Series was designed around you—your comfort, your experience, your productivity. Now you can do world-changing work without breaking your body in the process.



altwork™ is reimagining workstations.

· No more **slouching** at a desk

· No more **breaking** your body

· Just **focus, weightlessness,** and **complete comfort**

Product

Gravity-defying workstation prioritizes movement & connection

Our aerospace-engineered, all-in-one office solution contours to your body with your screen and desk moving seamlessly around you. Magnetic mousepad, monitors, and other accessories stay attached and usable even as the desk moves from standing to sitting to fully reclined.

Long gone are distracting discomforts brought on by hours of sitting or standing. Immersed in a relaxing sensation of weightlessness, your brain can finally do the work it was meant to do.

—

TruVue video conference station
enables real human connection

With TrueVue™, we're redefining the video conference experience and narrowing the gap between our physical and digital selves—for an instant, genuine, in-the-same-room connection.

Altwork TruVue ™



Studio lighting
to look your best






Eye-to-eye connection
while seeing faces

Easily share your
napkin sketch





Naturally share as if you
were across the table

Traction

$9M+ in lifetime revenue with 50-80% margin per unit

Remote professionals are beyond ready for a workstation that prioritizes their comfort and wellbeing. This puts Altwork squarely at the center of a rapidly growing market encompassing an ultra-profitable segment of individuals needing high-end office furniture that empowers comfort.

1200+ Altwork stations in use

$9M+ in Lifetime Revenue

Last company investors made 77% IRR

Multiple patents in the US, EU, and Japan



Customers

For the focus, achievement, & wellness of professionals

Our bodies hurt from years of sitting at our desks, and for many of us, it's hard to stay motivated and focused working from home. In addition to chronic back pain and fatigue from prolonged sitting, it's easy to feel isolated and unwell when even our human interactions take place on our screen.

More so than ever, the world is ready to move beyond obsolete work setups that constrain our creativity and diminish our health. Altwork is a better way to work, and we have the testimonials to prove it.



> I have had five back surgeries and could not work without the Altwork station.

> I replaced my fully loaded Aeron chair and Herman Miller desk and will not look back. You will not regret this purchase.

> Worth every penny. It has completely eliminated the swelling in my lower extremities and literal 'pain in the butt'... The magic was almost immediate.

Business Model

A simple, flexible & profitable D2C model

We're proud to have been called the "Tesla of desks." Altwork products are seen as so much more than just a table and chairs—our customers are obsessed with how the ergonomic setup empowers them to have a long and healthy career. For some Altworkers, our products are the only way they can work a full day without pain.

Our obsessively customer-focused model is already profitable. We have a proven capacity to sustainably develop, sell, ship, and support our products. We use customer feedback to improve our products and expand our offering to meet their changing needs, further increasing revenue and brand loyalty to Altwork.


1
SIGNIFICANT SHIFT TO HYBRID/ REMOTE:
The way we work is changing & so is our need for work equipment
2
PROVEN DEVELOPMENT/ PRODUCTION AT SUSTAINABLE MARGINS:
Ability to invent, develop, ship & support the tools our customers need
3
MULTIPLE UTILITY & DESIGN PATENTS:
Our extensive IP provides significant barriers to entry for competitors

Market

We're supporting the seismic shift to hybrid work

With pre-pandemic work structures likely to become a relic of the past, hybrid work—spending time both working at the office and from home—is growing for digital workers, and this is just the beginning of a massive shift in how we work.

 **83%** of workers prefer a hybrid/ remote model

 Demand for home office furniture expected to **DOUBLE** between 2021 and 2030 at a CAGR of **8.8%**

 Companies are providing home office gear allowances (Dropbox gives workers **$7k/year**)

 **Silicon Valley Business Jou...** · 2h · · ·
"Our research shows clearly that perhaps the office isn't the preferred place for employees anymore," GoodHire writes. "With workers getting a true taste of the flexibility that comes with **remote work**, the floodgates have opened."



bizjournals.com
Employers are delaying their returns. Workers are just fine with



The Perils of Not Offering a Hybrid Model

Firms that don't offer weekly work-from-home days risk losing more than 40% of their employees, according to surveys of more than 10,000 Americans conducted in June and July 2021.

If my employer announced that all employees must fully return to the worksite on August 1, 2021, I would:



57.2% 36.4 6.4

Comply and return | Return but look for a WFH job | Quit, even without another job

♡ HBR

 **SatScript | i Can Do (YO)ur...** · 4d · · ·
The **remote work** argument has already been won by startups dlvr.it/ S6WB9x





Competition

Unique, patented innovation nurtures industry leadership

Other high-tech workstations on the market offer a fraction of the Altwork Station's capabilities at up to triple the price.

But our main competition isn't other high-tech workstations—they don't even compare. No, it's this damaging, all-pervading work ethic: if you ain't hurting, you ain't working. After centuries of believing the measure of success is how much our backs ache, the Altwork level of comfort seems almost illegal.

Alwork Station
Competition Summary



PRODUCT	ALTWORK STATION: Signature Series	ALTWORK STATION: Flex Series	Scorpion-style gaming chairs	Ergonomic solutions + traditional sit/stand solutions	Electric sit/stand desk + ergonomic chair + adjustable monitor arms
Price	$7,950	$4,950	$5,000 - $15,000	$9,995	$1,000 - $10,000+
Monitor – height AND depth adjustable	✔	✔		✔	✔
Automatic headrest motion	✔				
Full leg rest	✔	✔		✔	
Work while standing	✔				✔
Allows for collaboration at the desk	✔	✔			✔
Full recline	✔	✔	25 degrees back	✔	20 degrees back
Seamless motion for the user	✔	✔			
Focus on aesthetic design	✔	✔			✔

Vision

Putting comfort & wellness at the forefront

We believe that better work comes from finding better ways to work. With our line of workstations, we're fulfilling our commitment to provide workers with the freedom and movement necessary to stay healthy, focused, and productive—at a time when the world needs it most.



Investors

$5.6M already raised from angel investors

Investors include transformational VC firms Black Diamond Ventures and North Bay Angels, along with our customers-turned-investors: Chris Larsen, co-founder of blockchain company Ripple and lending marketplace Prosper, and Stefan Thomas, founder and CEO of web monetization tech Coil, and co-creator of open-source payment suite InterLedger.



Chris Larsen

- 5th richest person in the world 2018
- Co-founder of Ripple, Prosper, E-Loan, and OpenCoin
- Altwork customer prior to investment



Stefan Thomas

- Founder & CEO of Coil
- Co-creator of InterLedger
- Altwork customer prior to investment





Founders

Expert team with multiple exits



Che Voigt | CEO & Founder

· 77% investor IRR for last exit
· 5 years as youngest division
  president at Fortune 148 company
  post-acquisition



John Speicher | CTO & Founder

· 40+ yrs of electro-mechanical product
  development & manufacturing
· CTO with Che at last exit

Team

 Che Voigt — CEO & Co-Founder

 Jeff Ward — Director of Customer Relations

 Lindsay Musco — Marketing Coordinator

 Kelly Graves — CFO

 Matt Vallotton | Director of Engineering & Fulfillment

 Pete Harrison | Performance Marketing Advisor

 Beth Gumm | Strategy Advisor

 Jessica Farron | Brand Advisor

 John Speicher | CTO & Co-Founder

 Jen Howell | Supply Chain and Operations Advisor

 Johnny Helela | Assembly Technician

 Ashley Rider | Fulfillment Coordinator

Perks

$500	$100.00 Altwork Store Credit
$1,000	$200.00 Altwork Store Credit
$2,500	$500.00 Altwork Store Credit
$5,000	$750 in store credit. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$10,000	$2,000.00 Altwork Store Credit. Plus Invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$20,000	Flex Station with delivery in the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$30,000	Signature Station with delivery in the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).
$50,000	Let us design the Ultimate Home Office Solution for you including a Signature Station with TruVue within the contiguous US. Plus invite to Altwork Annual Product Roadmap Meeting (See restrictions in FAQ section).

FAQ

What are the restrictions on invitations to the Altwork Annual Product Roadmap Meeting?

The meeting will be under NDA and not open to individuals with ties to competitors of Altwork.

Can I take advantage of my store credit before the campaign closes?

Yes, you can purchase your Station, TruVue and other Altwork accessories prior to the campaign close. Your applicable store credit will be issued as a refund after the close of the campaign.

Why should I invest in this company? What's Altwork's story?

The founding team has worked together for decades. John Speicher was rear-ended on the freeway and his back was badly injured. He was unable to sit in a traditional desk chair for even ten minutes. Because of this he started researching reclining workstations to solve his own painful situation. At this time Che was still engaged with the company that had bought the last company they founded to ensure a successful integration and to maximize the earnout attached to the acquisition. When he had completed that, John reached out and said, "You should see what I've been working on."

Out of John's initial need and Che's lifelong frustration with traditional tables and chairs, the spark of Altwork was born. We deeply believe there is a better way for humans to work with their computers and we believe that better way will result in a better future for all humans. We know that a better future will be designed on a screen—whether that's improving clean energy or finding the cure for cancer, it will be done by small teams of people at a screen, able to focus because they are not distracted by pain and discomfort.

How are you compensating your founding team?

The founding team deeply believes in the mission of Altwork and has been working tirelessly for years at minimal or no salary to establish the products and build a great company.

What's stopping other companies from doing this?

Altwork has built an extensive portfolio of patents and trademarks to protect the work we have done. These are both utility and design patents in the US and significant international markets. Our IP portfolio is a considerable barrier to entry for any of our would-be competitors.

As many people deeply understand: hardware is hard, it is right in the first word. All of the incredible effort the Altwork team made to conceptualize, develop, and manufacture our product line into production at sustainable margins is now a barrier to those that wish to compete.

Who are your competitors, and how exactly do they differ from you?

Our competitors are typically considered the high end office furniture manufactures like Herman Miller Knoll, Steelcase, etc. These companies and others in the "contract grade office furniture" market have historically sold around $25B per year in the US, EU, and Japan. These companies sell the traditional computer-centric work stations where the computer is placed on the desk and the human rolls their chair to it and bends their body to match the position of the machine.

There are two other small categories worth mentioning. The first is the "scorpion style" products that tend to receive a lot of press but don't fit in the style of either a home or an office. They tend to be physically large and very aggressively styled. The second are niche ergonomic solutions for the injury driven user. These tend to be customized and expensive solutions. Altwork is proud that we have been able to help a huge number of people continue to work with their computers or return to work with our work stations. However, we recognize there will always be a small number of people that really need a specialized solution.

What do the next 5 years look like for Altwork?	Altwork expects to grow our base of altworkers (customers) with our current products. We will also be growing the product line to create the ultimate workstation, so customers can focus on their work, achieve their goals, but not sacrifice their bodies in the process. We expect to add new products at different price categories, as well as substantial increases to the accessories for our workstations.
	There are 10s of billions of dollars worth of outdated tables and chairs sold as office furniture every year. These are fine for people who only spend a limited amount of time at the computer, or for those who care more about style over function. Altwork will continue to build its product line to take a larger percentage of that business.
How did you come up with your valuation?	Considering the current product line and the new video conferencing system potential in the current market trends, we see significant and lasting growth. Given the massive cultural shift to hybrid/remote work, this is an exceptional period to grow a company focused on making the best tools for people to work with their computers. Further, with the customer acceptance of the remote showroom model in the Q3 test period, we have a path to overcome one of the biggest obstacles to gaining new customers.
Why is Altwork crowdfunding?	We are working to revolutionize the way we work with our computers. We have built a great base of customers, but we want more friends to help envision a better future where we are able to focus better, achieve more, and stay healthy without pain. Raising capital is the next step.